BB 3/25

CM 3/25

04018231

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oakwood Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Pond Road
(No. and Street)

Allentown	PA	18104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J Jennings 610-973-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nappi, Brian
(Name – *if individual, state last, first, middle name*)

11 Laurelwood Drive	Rockaway	NJ	07866
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 2 5 2004 SEC MAIL WASH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Richard J Jennings, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakwood Financial Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & C.F.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAKWOOD FINANCIAL CORP.
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	130,424
Receivables from brokers or dealers		30,000
Receivables from non-customers		62,517
Furniture and equipment at cost, net of accumulated depreciation of $39,136		97,057
Other Assets		12,094
Total Assets	$	332,092

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable, accrued liabilities, expenses and other	$	22,147
Total Liabilities	$	22,147
Commitments and contingencies (note 2)		-
Shareholder's Equity (note 3):		
Common Stock, $2 par value. Authorized 1,000,000 shares; issued and outstanding 500,000 shares		1,000,000
Retained earnings		(690,055)
Total shareholder's equity		309,945
Total liabilities and shareholder's equity	$	332,092

See accompanying notes to financial statements

OAKWOOD FINANCIAL CORP.
Statement of Income
Year ended December 31, 2003

Revenues:		
Brokerage Commissions	$	579,798
Insurance Income	$	25,525
Fee Income	$	20,626
Interest Income		2,809
Total Revenues		628,758
Expenses:		
Employee compensation		367,354
Clearing fees and regulatory expenses		158,533
Insurance expenses		49,454
Security quotation services		27,602
Communications		21,679
Other expenses		138,052
Total expenses		762,673
Net Income	$	(133,916)

See accompanying notes to financial statements